                                              Filer: Life Science Research, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company: Huntington Life Sciences Group plc
                                                   Commission File No. 001-10173

A. Cover letter to Huntingdon Securityholders resident in the United States

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take about the Offer or the contents of this letter, you should consult your stockbroker, bank manager, solicitor, accountant, or other independent financial adviser authorised under the Financial Services and Markets Act 2000 or other appropriate adviser immediately. If you have sold or transferred all your Huntingdon securities, please forward this letter to the purchaser or the transferee or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee. This letter should not be distributed, forwarded or transmitted, however, in or into Canada, Australia or Japan.

The directors of Life Sciences Research Inc. ("LSR") and Huntingdon Life Sciences Group plc ("Huntingdon") accept responsibility for the information contained in this letter. To the best of the knowledge and belief of the directors of LSR and Huntingdon (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

This document has been approved as a financial promotion for the purposes of section 21 of the Financial Services and Markets Act 2000.

LIFE SCIENCES RESEARCH, INC.                                               [HUNTINGDON LOGO]
                                                          Huntingdon Life Sciences Group plc
                                                           Registered in England, No. 502370
Principal Office:                                                Registered and Head Office:
PMB #251                                                                        Woolley Road
211 East Lombard Street                                                            Alconbury
Baltimore                                                                         Huntingdon
Maryland, 21202-6102                                                 Cambridgeshire PE28 4HS

                                                               December 24, 2001

Dear Huntingdon Securityholder:

LIFE SCIENCES RESEARCH, INC. ("LSR"): RECOMMENDED OFFER FOR HUNTINGDON LIFE SCIENCES GROUP PLC ("HUNTINGDON") -- REVISED OFFER DOCUMENT MAILED TO HUNTINGDON'S US SECURITYHOLDERS

     On 16 October 2001, a recommended offer was made by LSR for the entire issued share capital of Huntingdon (the "Offer"), details of which were set out in the Offer Document of that date, a copy of which was mailed to you. The Offer Document is part of LSR's Registration Statement filed on Form S-4 (the "Registration Statement") with the US Securities and Exchange Commission (the "SEC") in connection with the issue of shares of LSR Voting Common Stock pursuant to the Offer. The SEC yesterday declared the Registration Statement effective, thus satisfying one of the outstanding conditions of the Offer.

     In order to comply with US securities laws, LSR has revised the Offer Document and is mailing the revised Offer Document to Huntingdon's US securityholders.

     The revised Offer Document is included with this letter and we urge you to read it carefully. If you have not yet accepted the Offer, you still have the opportunity to do so. The Offer has been extended and is now scheduled to expire at 3:00 p.m. (London time), 10:00 a.m. (New York City time) on January 4, 2002.

IF YOU HAVE ALREADY ACCEPTED THE OFFER:

     If you have already accepted the Offer, you do not need to take any action at this time. We urge you, however, to read the revised Offer Document carefully.

IF YOU HOLD HUNTINGDON ORDINARY SHARES AND WISH TO ACCEPT THE OFFER:

     If you hold Huntingdon ordinary shares and wish to accept the Offer, you may do so by using the document called the "Form of Acceptance", which was mailed to you with the October 16, 2001 version of the Offer Document.

     To accept the Offer, complete and sign the Form of Acceptance and return it by post to the Company (acting as receiving agent), at PO Box 353, Alconbury, Huntingdon, Cambridgeshire PE28 4BR. You must include your relevant share certificate(s) and/or other document(s) of title. To be valid, all documents must be received no later than 3:00 p.m. (London time), 10:00 a.m. (New York City time) on January 4, 2002. When completing the Form of Acceptance, please follow the instructions set out on the Form of Acceptance and contained in the revised Offer Document.

IF YOU HOLD HUNTINGDON ADSS AND WISH TO ACCEPT THE OFFER:

     If you hold Huntingdon ADSs and wish to accept the Offer, you may do so by using the document called the "Letter of Transmittal", which was mailed to you with the October 16, 2001 version of the Offer Document.

     To accept the Offer, complete, sign and date the Letter of Transmittal and return it either (i) by post to The Bank of New York, Tender & Exchange Department, PO Box 11248, Church Street Station, New York, NY 10286-1248, (ii) by courier to The Bank of New York, Tender & Exchange Department, 385 Rifle Camp Road, 5th Floor, West Patterson, New Jersey 07424 or (iii) by hand to The Depositary Trust Company, 55 Water Street (Jeanette Street Entrance), New York, New York 10041. You must include the relevant Huntingdon ADRs evidencing such Huntingdon ADSs and/or other document(s) of title. If you cannot include the relevant ADRs evidencing your Huntingdon ADSs, please follow the "Guaranteed Delivery Procedures" set forth on page 61 of the Offer Document. To be valid, your acceptance must be received no later than 3:00 p.m. (London time), 10:00 a.m. (New York City time) on January 4, 2002. When completing the Letter of Transmittal, please follow the instructions set out on the Letter of Transmittal and contained in the revised Offer Document.

IF YOU DO NOT WISH TO ACCEPT THE OFFER:

     If you do not wish to accept the Offer, you do not need to take any action. You should be aware, however, that if you do not accept the Offer, and the conditions to the Offer are satisfied, you are likely to become a minority shareholder in an unquoted UK company. WE, THEREFORE, URGE ALL HUNTINGDON SECURITYHOLDERS WHO HAVE NOT ACCEPTED THE OFFER TO DO SO AS SOON AS POSSIBLE IN ACCORDANCE WITH THE INSTRUCTIONS DESCRIBED ABOVE.

     As of 3:00 p.m. (London time), 10:00 a.m. (New York City time) on December 21, 2001, LSR had received acceptances in respect of a total of 255,093,638 Huntingdon Shares, representing approximately 86.9 percent of the existing issued ordinary share capital of Huntingdon.

IF YOU HAVE ADDITIONAL QUESTIONS:

     If you have additional questions regarding the procedure for accepting the Offer, or if you need additional copies of any documents, including the Form of Acceptance or Letter of Transmittal, please call either Huntingdon at (011) 44-1480-892-000 (in the United Kingdom) or at 1-732-873-2550, ext. 4824 (in the
United States) or call The Bank of New York at 1-800-507-9357.

                                Yours sincerely,

               Walter Stapfer                                   Andrew Baker
                 President                                   Executive Chairman
        Life Sciences Research, Inc.                 Huntingdon Life Sciences Group plc

This announcement does not constitute an offer of any securities for sale or an offer or an invitation to purchase any securities. HUNTINGDON SECURITYHOLDERS SHOULD READ THE OFFER DOCUMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

HUNTINGDON SECURITYHOLDERS SHOULD READ THE FOLLOWING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS REGARDING THE OFFER (DESCRIBED ABOVE) THAT HAVE BEEN FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION:

    - LSR's preliminary offer document, any supplement thereto, the final offer document and exchange offer materials.

    - LSR's Registration Statement on Form S-4 and Schedule TO, each as amended, containing or incorporating by reference such documents and other information.

    - Huntingdon's Solicitation/Recommendation on Schedule 14D-9, as amended.

When these and other documents are filed with the SEC, they may be obtained free of charge through the SEC's website at http://www.sec.gov. Interested parties may read and copy any reports, statements and other information filed by Huntingdon and LSR at the US SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at +1-(800)-732-0330 for further information on public reference rooms. If you are a Huntingdon Securityholder you may also obtain free of charge each of these documents (when available) from Huntingdon by directing your request in writing to PO Box 353, Alconbury, Huntingdon, Cambridgeshire, PE28 4BR, England.

Life Sciences Research, Inc. is incorporated in Maryland, US and has been established solely for the purpose of making the Offer.

This announcement contains statements that may be forward-looking as defined in the US's Private Litigation Reform Act of 1995. These statements are based largely on Huntingdon's expectations and are subject to a number of risks and uncertainties, certain of which are beyond Huntingdon's control, as more fully described in Huntingdon's Form 10-K for the year ended 31 December 2000, as filed with the US Securities and Exchange Commission.

  Not for release, publication or distribution in whole or in part in or into
                           Canada, Australia or Japan

                                      3
                               * * * End * * *

B: Cover Letter to the Huntingdon Securityholders resident outside of the United States

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take about the Offer or the contents of this letter, you should consult your stockbroker, bank manager, solicitor, accountant, or other independent financial adviser authorised under the Financial Services and Markets Act 2000 or other appropriate adviser immediately. If you have sold or transferred all your Huntingdon securities, please forward this letter to the purchaser or the transferee or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee. This letter should not be distributed, forwarded or transmitted, however, in or into Canada, Australia or Japan.

Words and expressions in this letter have the same meaning as they have in the Offer Document dated 16 October 2001.

The directors of Life Sciences Research, Inc. ("LSR") and Huntingdon Life Sciences Group plc ("Huntingdon") accept responsibility for the information contained in this letter. To the best of the knowledge and belief of the directors of LSR and Huntingdon (who have taken all reasonable care to ensure such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

This document has been approved as a financial promotion for the purposes of section 21 of the Financial Services and Markets Act 2000.



LIFE SCIENCES RESEARCH, INC.                                   [Huntingdon Logo]
                                              Huntingdon Life Sciences Group plc
                                               Registered in England, No. 502370

Principal Office:                                    Registered and Head Office:
PMB #251                                                            Woolley Road
211 East Lombard Street                                                Alconbury
Baltimore                                                             Huntingdon
Maryland, 21202-6102                                     Cambridgeshire PE28 4HS


                                                                21 December 2001
Dear Huntingdon Securityholder

     LIFE SCIENCES RESEARCH, INC. ("LSR"): RECOMMENDED OFFER FOR HUNTINGDON
          LIFE SCIENCES GROUP PLC ("HUNTINGDON") - THE LSR REGISTRATION
                          STATEMENT DECLARED EFFECTIVE

On 16 October 2001, a recommended offer was made by LSR for the entire issued share capital of Huntingdon (the "Offer"), details of which were set out in the Offer Document of that date, a copy of which was mailed to you. On 14 November 2001, LSR announced an extension of the initial offer period to 28 November 2001, which was further extended on 29 November 2001 to 14 December 2001 and on 17 December to 28 December 2001. LSR announces today that the initial offer period has been further extended to 4 January 2002.

The Offer Document is part of LSR's Registration Statement and has been filed as a Form S-4 (the "Registration Statement") with the US Securities and Exchange Commission (the "SEC") in connection with the issue of shares of LSR Voting Common Stock pursuant to the Offer. The SEC declared the Registration Statement effective on 21 December 2001, thus satisfying one of the outstanding conditions of the Offer.

In order for the SEC to declare the Registration Statement effective, LSR was required by the SEC to make some changes to the Offer Document and mail the revised Offer Document to Huntingdon's US stockholders. The revised Offer Document contains Huntingdon's unaudited condensed consolidated financial statements under US generally accepted accounted principles as at 30 September 2001 and 31 December 2000 and for each of the nine month periods ended 30 September 2001 and 30 September 2000 (the "Interim Financial Statements"). A copy of the Interim Financial Statements is enclosed with this letter for your review.

Since the Offer Document was first mailed to you, certain changes have been made to LSR's corporate governance structure. Specifically, LSR's board of directors, which was to have been classified into three separately elected classes of directors, will now comprise a single class of directors, all of whom will be required to be re-elected annually. In addition, the right of holders of

LSR's preferred stock (none of which has been issued) to a class vote on certain significant corporate transactions, such as mergers or consolidations, has been removed.

THE OFFER

The Offer remains subject to the satisfaction of certain conditions. The Offer must become, or be declared, unconditional in all respects by no later than 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 4 January 2002, unless the Panel on Take-Overs and Mergers consents to a later date.

If, at the end of the subsequent offer period, acceptances exceed 90 per cent. of the shares for which the Offer is made, LSR intends to apply the compulsory acquisition procedures available under UK company law to buy the shares it does not own on the same terms as the Offer. If the acceptance level has not reached 90 per cent., LSR will be unable to exercise its rights under the compulsory acquisition procedures and, as a consequence, Huntingdon Securityholders who have not accepted the Offer will continue to own Huntingdon Securities.

LSR has announced its intention, subject to the Offer becoming, or being declared, unconditional in all respects, to procure the cancellation of the listing on the Official List and trading on the London Stock Exchange of the Huntington Shares with effect from 24 January 2002.

YOU ARE THEREFORE STRONGLY URGED TO ACCEPT THE OFFER IMMEDIATELY.

As at 3.00 p.m. (London time), 10.00 a.m. (New York City time) on 21 December 2001, LSR had received acceptances in respect of a total of 255,093,638 Huntingdon Shares, representing approximately 86.9 per cent. of the existing issued ordinary share capital of Huntingdon.

AVAILABILITY OF THE REGISTRATION STATEMENT

The Registration Statement, which contains the revised Offer Document, may be obtained free of charge through the SEC's website at http://www.sec.gov. Interested parties may read and copy any reports, statements and other information filed by Huntingdon and LSR at the US SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at +1-(800)-732-0330 for further information on public reference rooms.

If you are a Huntingdon Securityholder, you may also obtain free of charge a copy of the Registration Statement from Huntingdon by directing your request in writing to PO Box 353, Alconbury, Huntingdon, Cambridgeshire, PE28 4BR, England or by calling 01480 892000. Documents will not be sent in or into Canada, Japan or Australia.

ADDITIONAL INFORMATION

On 9 October 2001, LSR issued warrants to Stephens Group, Inc. to purchase an aggregate of 704,424 shares of LSR Voting Common Stock at a purchase price of US$1.50 per share. In addition, subject to compliance with their fiduciary duties, the Huntingdon Directors who will constitute the entire LSR Board once the Offer becomes, or is declared, unconditional in all respects, intend to submit a proposal at the next LSR stockholder meeting to issue warrants to Focused Healthcare Partners LLC (a company connected with certain directors) to purchase an aggregate of 410,914 shares of LSR Voting Common Stock at the same purchase price.

The acceptances include all acceptances received from the Huntingdon Directors that had irrevocably undertaken to accept the Offer. Save as disclosed, neither LSR, nor the director of LSR, nor, so far as LSR is aware, any person deemed to be acting in concert with it, owns or controls any Huntingdon Securities or has any option to acquire any Huntingdon Securities, or has entered into any derivative referenced to securities of Huntingdon which remain outstanding.

ACTION TO BE TAKEN

IF YOU HAVE ALREADY ACCEPTED THE OFFER, YOU DO NOT NEED TO TAKE ANY FURTHER ACTION.

IF YOU HAVE NOT ACCEPTED THE OFFER, PLEASE ACCEPT THE OFFER NOW.

If you are a Huntingdon Shareholder and you have not accepted the Offer, you are still able to do so. You should have received a Form of Acceptance for use in connection with the Offer with the initial mailing of the Offer Document.

To accept the Offer in respect of your Huntingdon Shares, you must complete the Form of Acceptance in accordance with the instructions thereon. THE PROPERLY COMPLETED FORM OF ACCEPTANCE SHOULD BE SIGNED AND RETURNED, BY POST TO THE COMPANY (ACTING AS RECEIVING AGENT), AT PO BOX 353, ALCONBURY, HUNTINGDON, CAMBRIDGESHIRE PE28 4BR, TOGETHER WITH THE RELEVANT SHARE CERTIFICATE(S) AND/OR OTHER DOCUMENT(S) OF TITLE, IN EACH CASE AS SOON AS POSSIBLE BUT IN ANY EVENT TO BE RECEIVED NO LATER THAN 3.00 P.M. (LONDON TIME), 10.00 A.M. (NEW YORK CITY
TIME) ON 4 JANUARY 2002.

If you are a holder of Huntingdon ADSs and you have not accepted the Offer, you are still able to do so. You should have received a Letter of Transmittal and other related documentation for use in connection with the Offer with the initial mailing of the Offer Document.

To accept the Offer in respect of your Huntingdon ADSs pursuant to the Offer, you must complete the Letter of Transmittal in accordance with the instructions thereon. THE PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL SHOULD BE RETURNED, (I) BY POST TO THE BANK OF NEW YORK, TENDER & EXCHANGE DEPARTMENT, PO BOX 11248, CHURCH STREET STATION, NEW YORK, NY 10286-1248, (II) BY COURIER TO THE BANK OF NEW YORK, TENDER & EXCHANGE DEPARTMENT, 385 RIFLE CAMP ROAD, 5TH FLOOR, WEST PATTERSON, NEW JERSEY 07424 OR (III) BY HAND TO THE DEPOSITARY TRUST COMPANY, 55 WATER STREET (JEANETTE STREET ENTRANCE), NEW YORK, NEW YORK 10041, TOGETHER WITH THE RELEVANT HUNTINGDON ADRS EVIDENCING SUCH HUNTINGDON ADSS AND/OR OTHER DOCUMENT(S) OF TITLE, IN EACH CASE AS SOON AS POSSIBLE BUT IN ANY EVENT TO BE RECEIVED NO LATER THAN 3.00 P.M. (LONDON TIME), 10.00 A.M. (NEW YORK CITY TIME) ON 4 JANUARY 2002.

IF YOU HAVE ANY QUERIES REGARDING YOUR ACCEPTANCE OR REQUIRE ANY FURTHER DOCUMENTS, INCLUDING ADDITIONAL FORMS OF ACCEPTANCE OR LETTERS OF TRANSMITTAL, TO BE SENT TO YOU PLEASE CALL 01480 892000.

HUNTINGDON SECURITYHOLDERS SHOULD BE AWARE THAT IF THEY DO NOT ACCEPT THE OFFER, THEY ARE LIKELY TO BECOME MINORITY SHAREHOLDERS IN AN UNQUOTED UK COMPANY. WE, THEREFORE, URGE ALL HUNTINGDON SECURITYHOLDERS WHO HAVE NOT ACCEPTED THE OFFER TO DO SO AS SOON AS POSSIBLE IN ACCORDANCE WITH THE INSTRUCTIONS SHOWN ABOVE.

                                 Yours sincerely


         Walter Stapfer                             Andrew Baker
            President                            Executive Chairman
  Life Sciences Research, Inc.           Huntingdon Life Sciences Group plc

This announcement does not constitute an offer of any securities for sale or an offer or an invitation to purchase any securities. HUNTINGDON SECURITYHOLDERS SHOULD READ THE OFFER DOCUMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

HUNTINGDON SECURITYHOLDERS SHOULD READ THE FOLLOWING DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS REGARDING THE OFFER (DESCRIBED ABOVE) WHICH HAVE BEEN FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION:

     - LSR's preliminary offer document, any supplement thereto, the final offer document and exchange offer materials.

     - LSR's Registration Statement on Form S-4 and Schedule TO, each as amended, containing or incorporating by reference such documents and other information.

     -   Huntingdon's Solicitation/Recommendation on Schedule 14D-9, as amended.

When these and other documents are filed with the SEC, they may be obtained free of charge through the SEC's website at http://www.sec.gov. Interested parties may read and copy any reports, statements and other information filed by Huntingdon and LSR at the US SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at +1-(800)-732-0330 for further information on public reference rooms. If you are a Huntingdon Securityholder you may also obtain free of charge each of these documents (when available) from Huntingdon by directing your request in writing to PO Box 353, Alconbury, Huntingdon, Cambridgeshire, PE28 4BR, England.

Life Sciences Research, Inc. is incorporated in Maryland, US and has been established solely for the purpose of making the Offer.

This announcement contains statements that may be forward-looking as defined in the US's Private Litigation Reform Act of 1995. These statements are based largely on Huntingdon's expectations and are subject to a number of risks and uncertainties, certain of which are beyond Huntingdon's control, as more fully described in Huntingdon's Form 10-K for the year ended 31 December 2000, as filed with the US Securities and Exchange Commission.

        Not for release, publication or distribution in whole or in part in or into Canada, Australia or Japan